CAI International, Inc. Steuart Tower 1 Market Plaza, Suite 900 San Francisco, CA 94105 Tel: 415-788-0100 Fax: 415-788-3430 www.capps.com NYSE: CAP

November 2, 2015

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Terence O’Brien
Accounting Branch Chief
Office of Manufacturing and Construction
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	CAI International, Inc. Form 10-K for the Year Ended December 31, 2014 Filed February 27, 2015 Response dated October 15, 2015 File No. 1-33388

Dear Mr. O’Brien:

CAI International, Inc. (the “Company”) submits this response to the comment set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 19, 2015 relating to the above-referenced Form 10-K for the year ended December 31, 2014.  For convenience, the Staff’s comment is set forth below followed by our response.

Item 6. Selected Financial Data, page 28

1.	We note your response to comment 1 in our letter dated October 1, 2015. As you acknowledge that Adjusted EBITDA is not necessarily a useful operating performance measure but rather as a cash flow performance measure (i.e., a liquidity measure), please tell us how you intend to present this measure going forward, including your compliance with Item 10(e)(1)(i) of Regulation S-K and Question 102.06 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations disclosure requirements.

Response:  In response to the Staff’s comment, the Company will revise its disclosure in applicable future filings to disclose a reconciliation between the GAAP measure, ‘Net cash provided by operating activities’ and the non-GAAP measure, ‘Adjusted EBITDA’.  This will be in addition to the reconciliation that is already provided between the GAAP measure, ‘Net income attributable to CAI common stockholders’ and the non-GAAP measure, ‘Adjusted EBITDA’.

Set forth below is a draft of proposed expanded disclosure using the data contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2014.  The Company will include similar disclosure as appropriate in applicable future filings.

Proposed Disclosure for the Reconciliation of Adjusted EBITDA

EBITDA is defined as net income before interest, income taxes, depreciation and amortization of intangible assets. Adjusted EBITDA is EBITDA plus principal payments from direct finance leases (DFLs) less certain non-recurring items. We believe adjusted EBITDA, a measure widely used within our industry, is helpful in understanding our past financial performance as a supplement to net income and to net cash provided by operating activities and other performance measures calculated in conformity with accounting principles generally accepted in the United States (GAAP). We believe that adjusted EBITDA is useful to investors in evaluating our operating performance because it provides a measure of operating results and liquidity unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies in our industry. We also believe that adjusted EBITDA provides useful information on our ability to service our long-term debt and other fixed obligations and on our ability to fund our expected growth with internally generated funds.

EBITDA and adjusted EBITDA have limitations as analytical tools, which you should not consider in isolation or as substitutes for any measure reported under GAAP. Adjusted EBITDA’s usefulness as a performance measure as compared to net income is limited by the fact that EBITDA excludes the impact of interest expense, depreciation and amortization expense and taxes, and additionally includes principal payments from DFLs and excludes certain non-recurring items in the case of adjusted EBITDA. We borrow money in order to finance our operations; therefore, interest expense is a necessary element of our costs and ability to generate revenue. Similarly, our use of capital assets makes depreciation and amortization expense a necessary element of our costs and ability to generate income. In addition, since we are subject to state and federal income taxes, any measure that excludes tax expense has material limitations. Moreover, adjusted EBITDA is not calculated identically by all companies; therefore our presentation of adjusted EBITDA may not be comparable to similarly titled measures of other companies. Due to these limitations, we use adjusted EBITDA as a measure of performance only in conjunction with GAAP measures of performance, such as net income and net cash provided by operating activities.

The following tables provides a reconciliation of EBITDA and adjusted EBITDA to net income attributable to CAI common stockholders, and also a reconciliation of adjusted EBITDA to net cash provided by operating activities, the most comparable performance measures under GAAP (in thousands):

	Year Ended December 31,
	2014	2013	2012	2011	2010

Net income attributable to CAI common stockholders	$60,274	$63,926	$63,465	$50,189	$28,383
Net interest expense	35,611	37,108	28,787	16,127	5,169
Depreciation	78,451	67,631	48,849	34,078	21,064
Amortization of intangible assets	383	780	902	1,254	1,377
Income tax expense	7,191	7,057	9,818	11,084	3,555
EBITDA	181,910	176,502	151,821	112,732	59,548
Principal payments from direct finance leases	16,319	12,329	8,758	6,080	5,333
Non-recurring net settlement received from customer	(2,411)	-	-	-	-
Adjusted EBITDA	$195,818	$188,831	$160,579	$118,812	$64,881

Net cash provided by operating activities	$139,687	$124,186	$106,830	$72,105	$42,424
Bad debt (expense) recovery	(248)	227	(29)	936	(1,063)
Amortization of debt issuance costs	(3,165)	(3,780)	(2,643)	(1,421)	(641)
Gain on sale of used rental equipment	6,522	7,356	12,445	13,374	9,112
Gain on sale of equipment portfolios	-	-	1,256	2,345	614
Share-based compensation expense	(1,885)	(1,536)	(1,288)	(1,119)	(1,069)
Net interest expense	35,611	37,108	28,787	16,127	5,169
Current income tax expense	5,021	3,852	3,804	7,201	2,513
Changes in operating assets and liabilities	559	9,401	3,719	3,594	3,055
Principal payments from direct finance leases	16,319	12,329	8,758	6,080	5,333
Unrealized (loss) gain on foreign exchange	(81)	282	(244)	215	(640)
Net (income) loss attributable to non-controlling interest	(111)	(594)	(816)	(625)	181
Non-recurring net settlement received from customer	(2,411)	-	-	-	-
Restructuring charges	-	-	-	-	(107)
Adjusted EBITDA	$195,818	$188,831	$160,579	$118,812	$64,881

* * * *

If we can facilitate the Staff’s review, or if the Staff has any questions on any of the information set forth herein, please telephone me at (415) 788-0100. Thank you again for your time and consideration.

Respectfully submitted,

/s/ Timothy B. Page
Timothy B. Page
Chief Financial Officer